UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF
THE SECURITIES EXCHANGE ACT OF 1934 AND
RULE 14f-1 THEREUNDER

_______________________________________________

RESOURCE ACQUISITION GROUP, INC.
(Name of Registrant as Specified in its Charter)

Nevada	000-53244	13-1869744
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

c/o Primary Capital LLC 80 Wall Street, 5th Floor New York, New York 10005
(Address of principal executive office)

(212) 300-0070
(Registrant’s telephone number)

Darren L. Ofsink, Esq.
900 Third Avenue, 5th Floor
New York, New York 10022
Tel. (212) 371-8008
Fax (212) 688-7273
 (Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

Resource Acquisition Group, Inc.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

SCHEDULE 14f-1

Notice of Proposed Change in the
Majority of the Board of Directors

February 9, 2011

INTRODUCTION AND CHANGE OF CONTROL

This Information Statement (this “Information Statement”), is being furnished to all holders of record of common stock, par value $0.001 per share (the “Common Stock”), of Resource Acquisition Group, Inc., a Nevada corporation (“RAG”, “we”, “our” or the “Company”) at the close of business on January 28, 2011 (the “Record Date”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated under the Exchange Act, in connection with an anticipated change in majority control of RAG’s Board of Directors (the “Board”) other than by a meeting of shareholders.  This Information Statement is being mailed to the shareholders on or about February 9, 2011.

NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On February 4, 2011, Mr. John C. Leo (the “Seller”) and American Retail Group, Inc., a Nevada corporation (the “Purchaser” or “ARG”) entered into a Stock Purchase Agreement (the “Purchase Agreement”), pursuant to which the Seller will sell to the Purchaser, and the Purchaser will purchase from the Seller, (a) an aggregate of 401,603 shares of Common Stock (the “Shares”), which Shares represent approximately 50.1% of the issued and outstanding shares of Common Stock for an aggregate purchase price of $225,000, or approximately $0.56 per share, and (b) certain demand promissory notes in the aggregate principal amount of $100,000 previously issued by the Company to the Seller in consideration for the loans in an equal aggregate amount extended by the Seller to the Company (the “Notes”), for an aggregate purchase price of $100,000.

Under the Purchase Agreement, the Seller agreed to indemnify and hold the Purchaser and the Company harmless from certain liabilities and obligations of the Company related to the period prior to the closing of the purchase of the Shares (the “Closing”).

The Closing shall occur on or before February 11, 2011. Pursuant to the terms of the Purchase Agreement, at the Closing, (i) the existing directors will increase the size of the Board to six directors, (ii) the existing officers of the Company will resign effective upon the Closing, (iii) the existing directors of the Company will resign effective upon the tenth day following the Company’s mailing of this Information Statement on Schedule 14f-1 to its shareholders (the “Effective Date”), which is expected to occur on or about February 20, 2011, (iv) the existing directors will appoint the designees of the Purchaser detailed below to serve as the directors of the Company, and (v) the existing directors will appoint Ms. Soledad Bayazit to serve as the Chief Executive Officer and Chief Financial Officer of the Company.  As a result of these transactions, control of the Company will pass to the Purchaser (the “Change of Control”).  Immediately after the Closing, the Shares acquired by the Purchaser will comprise 50.1% of the issued and outstanding Common Stock.

Immediately following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Company to enter into a share exchange agreement (“Exchange Agreement”) with the shareholders of the Purchaser pursuant to which the Company will acquire all of the outstanding equity interests of the Purchaser in exchange for the issuance of 20,000,000 shares of the Company’s Common Stock to the shareholders of the Purchaser (“Reverse Merger Transaction”).  Thereafter, the Company’s total outstanding shares of Common Stock immediately after the consummation of Reverse Merger Transaction will be 20,801,603. As a result of the Reverse Merger Transaction, the Company will control, indirectly, through the Purchaser, TOO “SM Market Retail” (“SM Market”), a limited liability company organized under the laws of the Republic of Kazakhstan (“Kazakhstan”). SM Market engages in the business of operating supermarkets and other retail stores in Kazakhstan.

As of February 8, 2011, the Company had 801,603 shares of Common Stock issued and outstanding and no shares of preferred stock issued and outstanding.  Each share of Common Stock is entitled to one vote.  Shareholders of RAG will have the opportunity to vote with respect to the election of directors at the next annual meeting of RAG shareholders.

DIRECTORS AND OFFICERS
PRIOR TO THE CHANGE OF CONTROL

The following table sets forth information regarding the Company’s executive officers and directors prior to the Change of Control.  All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.

Name	Age	Position	Term
John C. Leo	46	President, Chief Executive Officer and Director	October 14, 2005 through present
Brian F. Zucker	49	Chief Financial Officer and Director	October 14, 2005 through present
Jimmy Sung	39	Director	November 5, 2010 through present

John Leo, 46, is our Chief Executive Officer, President, Secretary, Treasurer and a member of our Board of Directors.  Mr. Leo is the founder, president, and general securities principal of Primary Capital LLC (PC), a full service investment banking firm registered with the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).  PC’s core focus and expertise is in reverse merger transactions and private placement financings.  PC works with both domestic and foreign issuers, with a specific expertise in identifying profitable private companies in China as well as other emerging markets such as Eastern Europe that have the potential to be successful public companies in the United States.   Mr. Leo graduated from Rollins College with a degree in psychology. Mr. Leo maintains the following FINRA registrations: Series 7, 63, 55, 24 and 79.

Brian Zucker, 49, is our Chief Financial Officer as well as Financial Operations Principal for numerous broker dealers and hedge funds. He is a member of the American Institute of Certified Public Accountants, as well as a member of the New York and New Jersey State Society of CPA’s. He has over twenty years of experience as a CPA specializing in the securities industry.  He started his career as a Senior Consultant at both Price Waterhouse and Deloitte Haskins and Sells. Mr. Zucker currently manages a firm which provides a broad range of services to hedge funds, broker dealers and high net worth individuals. Mr. Zucker holds a Bachelor’s degree in accounting from Pace University in New York, and has the following FINRA licenses: series 7, 63, 24 and 27.

Jimmy Sung, 39, is the Financial Operations Principal of Primary Capital, LLC, a registered broker-dealer.  From 2002 to 2007 Mr. Sung was employed at various registered broker-dealer, in operational and managerial capacities.  From 1998 Mr. Sung was employed as a consultant by Anderson Consulting.  Mr. Sung earned a B.A. degree with a major in economics from New York University in 1993.  He was awarded an M.B.A. degree by St. John’s University in 1998.  Mr. Sung maintains the following FINRA registrations: Series 7, 63, 55, 27 and 79.

DIRECTORS AND OFFICERS
AFTER THE CHANGE OF CONTROL

It is anticipated that, effective as of the Closing, the current officers of the Company will resign and the following persons will be appointed as the new officers and directors of the Company.  It is anticipated that resignations of current directors of the Company will become effective as of the Effective Date. All directors serve until the next annual meeting of shareholders or until their successors are elected and qualified.  Officers are elected by the Board and their terms of office are at the discretion of the Board.  Based on information provided by the Purchaser, there is no family relationship between any of the proposed directors or executive officers.

Name	Age	Title
Soledad Bayazit	48	Director, Chief Executive Officer and Chief Financial Officer

Vassili Oxenuk	46	Director

Artur Januszewski	48	Director

Based on information provided by the Purchaser, the following biographical information on the new directors and officers of the Company is presented below:

Soledad Bayazit, 48, has served as President and a member of ARG’s Board of Directors since March 2010.  Since October 2006, Ms. Bayazit has served as President of Joint Venture “Emperador.”  Beginning in 2000, Emperador, and its predecessor company, Paola LLC, have been primarily engaged in humanitarian projects in cooperation with the Government of the Republic of Kazakhstan.  Such humanitarian projects included the construction of a hospital in Astana and assisted living locations for the indigent in Almaty.  Ms. Bayazit was also the President of Paola LLC after she founded the company in 1993.  Paola owned and operated manufacturing facilities used in the production of work clothes for industrial organizations in Kazakhstan.  During the period from 1983 to 1993, Ms. Bayazit held various positions within the Ministry of Consumer Goods of the USSR and Kazakhstan (from 1991).  These positions were Senior Economist (1983-1987), Chief of the Planning Department (1987-1989), Controller (1989-1990), Chief Financial Officer (1990-1992) and Vice President (1992-1993).  Ms. Bayazit received a B.A. in Economics and Trade Management and in Finance and Credit from Karagandy Economic University in 1983.  She is also currently enrolled in an M.B.A. program in Economics at the Kaliningrad State Technical University. We believe that Ms. Bayazit’s qualifications and her almost 20 year experience in consumer goods industry of Kazakhstan provide a unique perspective for our Board.

Vassili Oxenuk, 46, has been a member of ARG’s Board of Directors since March 2010.  Since 2009, Mr. Oxenuk has been the owner and Managing Member of Oxenuk Management, LLC, a registered investment advisor (RIA) headquartered in Las Vegas, Nevada. In addition, since 1996, Mr. Oxenuk has been the owner and Managing Member of Oxenuk Management Corp., which provides consulting and advisory services to companies located in Eastern Europe and the CIS. Mr. Oxenuk has over 15 years of venture capital and private equity experience, and has been involved in the management of various venture capital companies that have primarily focused on providing development capital to early stage, high technology companies in Eastern Europe. Mr. Oxenuk graduated from the high school for talented students specialized in physics and mathematics sponsored by the Moscow State University.  Mr. Oxenuk has a B.S. in Engineering from the Mozhaisky Military Engineering Institute, St. Petersburg, Russia, and a B.A. in Law from the Adygey State University, Russia.  He is the author of the book “Realization of Investment Management Functions” and numerous articles on strategic planning, economic development and leadership styles. We believe that Mr. Oxenuk is well suited to sit on our Board based on his extensive experience in venture capital and private equity and in management solutions advising companies in Eastern Europe and CIS on business development and expansion of operations.

Artur Januszewski, 48, who has served as General Director of SM Market Retail since 2009, has more than 20 years of experience with several of the leading supermarket chains in Europe. From 2008 to 2009, Mr. Januszewski was the Operations Director of Mosmart, a leading hypermarket and shopping center network in Russia with sales of approximately $500 million.  Prior to Mosmart, he was the Deputy Director General from 2006 to 2008 of The Paterson Co., an owner and operator of a network of more than 80 supermarkets in the Russian Federation and other Eastern European countries.  Paterson is a subsidiary of X5 Retail Group N.V., a publicly traded company and Russia’s largest retailer with sales of more than $9 billion. From 2004 to 2006, he was General Manager of Minimal Polska Sp. z o.o., a supermarket chain owned by Germany’s REWE Group.  REWE is one of the world’s leading retailers, with 2009 sales of over EUR 50 billion.  Mr. Januszewski’s experience also includes serving as the Operations Manager (2003-2004) of EMPiK sp. z o.o., a multimedia retail chain in Poland, and as Cluster Director (1999-2003) for Tesco Polska Sp. z o.o.  Tesco Polska is a subsidiary of Tesco PLC, a British retailer with annual sales exceeding GBP 55 billion.  Mr. Januszewski holds an M.S. in Economics from the High School of Planning and Statistics in Warsaw. We believe that Mr. Januszewski’s knowledge of all aspects of the Company’s business and his in-depth understanding of its operations, combined with over 20 years of experience in the retail business position him well as our Director.

CORPORATE GOVERNANCE

Committees of the Board of Directors

The audit committee currently consists of Messrs. Leo and Zucker, with Mr. Leo serving as the Chairman of the Committee. Management is responsible for the Company’s internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the Company’s financial statements in accordance with generally accepted accounting principles and to issue a report thereon and as to management’s assessment of the effectiveness of internal controls over financial reporting. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Board of Directors has determined that we have an Audit Committee financial expert, as defined under Item 407(d)(5)(i) of Regulation S-K, serving on our Audit Committee. John C. Leo is our Audit Committee financial expert.

The Board does not have a nominating committee because the Board does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.  There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board.  Currently, the entire Board decides on nominees, on the recommendation of any member of the Board, followed by the Board's review of the candidates’ resumes and interviews of candidates.  Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director.  The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominees.

The Board does not have a compensation committee and is not required to have such a committee because the Company is not a “listed company” under SEC rules.  The Company is currently a shell company with nominal assets, no employees and no active business operations.  Its business plans are to seek a private operating company with which to merge or to complete a business combination in a reverse merger transaction.  As such, the Company has no formal compensation program for its executive officers, directors or employees.

Director Independence

The Board has determined that the current directors of the Company are not “independent” directors.   The Company is not a "listed company" under SEC rules and is therefore not required to have independent directors.

Shareholder Communications

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because it believes that, given the limited scope of the Company’s operations, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level. There are no specific, minimum qualifications that the Board believes must be met by a candidate recommended by the Board. Currently, the entire Board decides on nominees, on the recommendation of any member of the Board followed by the Board’s review of the candidates’ resumes and interview of candidates. Based on the information gathered, the Board then makes a decision on whether to recommend the candidates as nominees for director. The Company does not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

The Company does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Nevada corporate law and the federal proxy rules, to the extent such rules are or become applicable. The Board will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to the Board, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. There are no formal criteria for nominees.

Because the management and directors of the Company are the same persons, the Board has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board’s attention by virtue of the co-extensive capacities served by Messrs. Leo and Zucker.

Meetings of the Board of Directors

During the fiscal year ended December 31, 2010, the Board had four board meetings. No compensation has been paid to the Company's directors for attendance at any meetings during the last fiscal year.

Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current officer or director of the Company is a party adverse to the Company or has a material interest adverse to the Company.

COMPENSATION OF DIRECTORS AND OFFICERS

Executive Compensation

The following table sets forth compensation information for services rendered by certain of our executive officers in all capacities during the last three completed fiscal years. The following information includes the dollar value of base salaries, bonus awards, the number of stock options granted, and certain other compensation, if any, whether paid or deferred.

Summary Compensation Table

Name and Position(s)	Year	Salary($)		Stock Awards	All other Compensation	Total Compensation

John Leo(1)
President, Chief Executive	2010	$10,000	(2)	$0	$0	$10,000
Officer and Director	2009	$10,000	(2)	$0	$0	$10,000
	2008	$10,000	(2)	$0	$0	$10,000

Brian Zucker(3)
Chief Financial Officer	2010	$10,000	(4)	$0	$0	$10,000
	2009	$10,000	(4)	$0	$0	$10,000
	2008	$10,000	(4)	$0	$0	$10,000

(1)
Mr. Leo is currently serving as our Chief Executive Officer, President, Secretary and Director. Prior to that time, Mr. Leo served as our President, Secretary and Director since October 14, 2005. Mr. Leo’s employment contract is for a term of five-years at a base salary of $10,000.

(2)
$10,000 was accrued and unpaid for each of the years ended December 31, 2010, 2009 and 2008.  On December 31, 2010 the Company issued to Mr. Leo 699,679 shares in exchange for $31,459.50 of accrued salary, 30,000 of accrued default fees, and a retroactive reduction in interest rate on outstanding loans to the company.

(3)	Mr. Zucker has been serving as our Chief Financial Officer and Director since October 14, 2005. Mr. Zucker’s employment contract is for a term of five-years at a base salary of $10,000.
(4)	$10,000 was accrued and unpaid for the each of the years ended December 31, 2010, 2009 and 2008. On December 31, 2010 Mr. Zucker permanently waived payment of the accrued salary.

Narrative Disclosure to Summary Compensation Table

Employment Agreements

John C. Leo

Resource Acquisition Group, Inc. entered into a five-year employment agreement with Mr. Leo as of October 14, 2005. Mr. Leo will serve as Resource Acquisition Group, Inc.’s President, Corporate Secretary and Director for a term of five years. As consideration, Resource Acquisition Group, Inc. agreed to pay Mr. Leo the sum of $10,000 annually. Resource Acquisition Group, Inc. also agreed to pay Mr. Leo an Annual bonus issued in the Company’s common stock in an amount to be determined by the Board of Directors of the Company. In the event Mr. Leo’s employment agreement is terminated by Resource Acquisition Group, Inc. for cause or due to Mr. Leo’s disability or retirement, Resource Acquisition Group, Inc. will pay him (1) any unpaid base salary through the date of termination and any accrued vacation; (2) any unpaid bonus accrued with respect to the fiscal year ending on or preceding the date of termination; (3) reimbursement for any out-of-pocket expenses properly incurred through the date of termination; (4) all other payments or benefits to which he may be entitled under the terms of any applicable compensation arrangement, plan or program (Collectively, “Accrued Benefits”).

If Mr. Leo’s employment agreement is terminated due to Mr. Leo’s death, Resource Acquisition Group, Inc. will pay to his estate his “Accrued Benefits” as described above.

Brian F. Zucker

Resource Acquisition Group, Inc. entered into a five-year employment agreement with Mr. Zucker as of October 14, 2005. Mr. Zucker will serve as the Company’s Chief Financial Officer and Director for a term of five years. As consideration, Resource Acquisition Group, Inc. agreed to pay Mr. Zucker the sum of $10,000 annually. Resource Acquisition Group, Inc. also agreed to pay Mr. Zucker an Annual bonus issued in the Company’s common stock in an amount to be determined by the Board of Directors of the Company. In the event Mr. Zucker’s employment agreement is terminated by Resource Acquisition Group, Inc. for cause or due to Mr. Zucker’s disability or retirement, Resource Acquisition Group, Inc. will pay him (1) any unpaid base salary through the date of termination and any accrued vacation; (2) Any unpaid bonus accrued with respect to the fiscal year ending on or preceding the date of termination; (3) Reimbursement for any unreimbursed expenses properly incurred through the date of termination; (4) all other payments or benefits to which the Executive may be entitled under the terms of any applicable compensation arrangement, plan or program (Collectively, “Accrued Benefits”).

In the event Mr. Zucker’s employment agreement is terminated due to Mr. Zucker’s death, Resource Acquisition Group, Inc. will pay to his estate his “Accrued Benefits” as described above.

Director Compensation

For the year ended December 31, 2010, none of the members of our Board of Directors received compensation for his service as a director. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table contains information regarding the beneficial ownership of our Common Stock as of February 8, 2011 for (i) persons who beneficially own more than 5% of our Common Stock; (ii) our current directors; (iii) our current named executive officers; and (iv) all of our current executive officers and directors as a group.  As of February 8, 2011, there were 801,603 shares of common stock issued and outstanding.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
John C. Leo(3)	Director and CEO	744,153	92.8

Brian F. Zucker(3)	Director and CFO	0	0

Jimmy Sung	Director	0	0

All officers and directors as a group (3 persons named above)		744,153	0
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.

(2)	Based on 801,603 shares of the Company’s common stock outstanding immediately before the Closing and prior to giving effect to the Reverse Merger Transaction.
(3)	The address for each officer and director is c/o Primary Capital LLC, 80 Wall Street, 5th Floor, New York, New York 10005.

Immediately following the Closing and after giving effect to the Reverse Merger Transaction and as of the Effective Date, the following information contains the beneficial ownership of our Common Stock, on a pro forma basis, for (i) persons who will beneficially own more than 5% of our Common Stock; (ii) the persons who will become our directors and executive officers as part of the Change of Control; and (iii) all of the persons who will become our directors and executive officers as part of the Change of Control as a group.   The beneficial ownership information set forth below has been provided by the Purchaser.

Name	Office	Shares Beneficially Owned(1)	Percent of Class(2)
Officers and Directors

Soledad Bayazit(3)	Director, CEO and CFO	0	0

Vassili Oxenuk(3)(4)(6)	Director	7,300,000	35.1

Artur Januszewski(3)	Director	0	0

All officers and directors as a group (3 persons named above)		7,300,000	35.1

5% Securities Holders

EL Investment Corp.(5)		11,201,603	53.9

Oxenuk Equity Fund Corp.(6)		7,300,000	35.1

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.
(2)	Based on 20,801,603 shares of the Company’s common stock outstanding immediately after the Closing and after giving effect to the Reverse Merger Transaction.

(3)	The address for each officer and director is c/o American Retail Group, Inc., 2770 S. Maryland Pkwy, Suite 314, Las Vegas, Nevada 89109.

(4)	Includes 7,300,000 shares held by Oxenuk Equity Fund Corp.

(5)	Edgar Salduzi has the voting and investment powers over the shares held by EL Investment Corp. The address of EL Investment Corp. is 2770 S. Maryland Pkwy, Suite 314, Las Vegas, Nevada 89109.

(6)
Vassili Oxenuk has the voting and investment powers over the shares held by Oxenuk Equity Fund Corp. Pursuant to that certain Pledge and Escrow Agreement dated as of June 10, 2010 made by Oxenuk Equity Fund Corp. for the benefit of holders of certain 10% secured convertible notes due 2012, it pledged 6 million shares to an escrow. A corresponding number of pledged shares will be cancelled each time when the Company raises capital through equity offerings until the aggregate increase in paid-in capital as a result of such offerings reaches $100 million at which time any pledged shares remaining in escrow shall be returned to Oxenuk Equity Fund Corp. Any pledged shares remaining in escrow at April 1, 2015 shall be cancelled. The address of Oxenuk Equity Fund Corp. is 2770 S. Maryland Pkwy, Suite 300, Las Vegas, Nevada 89109.

Except as set forth in this Information Statement, there are no arrangements known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than ten percent shareholders are required by the rules and regulations of the SEC to furnish the Company with copies of all forms they file pursuant to Section 16(a).  Below is the information with respect to failures of directors, officers and/or beneficial owners of more than ten percent of any class of equity securities of the Company to timely file reports under Section 16(a):

Name	Date of Reporting Event	Required Filing Date	Date of Filing
John C. Leo	5/31/2009(1)	6/2/2009	Form 5 filed on 02/03/2011
John C. Leo	12/31/2010(2)	1/4/2011	Form 5 filed on 02/03/2011
Jimmy Sung	November 5, 2010(3)	November 15, 2010	Not Filed
(1)	Date of issuance of shares of the Company’s Common Stock.
(2)	Date of issuance of shares of the Company’s Common Stock.
(3)	Date of appointment as a Director of the Company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

John C. Leo, our Chief Executive Officer and Director, holds promissory notes with an outstanding balance of $100,000 and $55,500 as of December 31, 2010 and 2009, respectively issued by us in consideration for the loans extended by him to fund our operations.  The notes originally carried a fixed rate of 15%. Principal and interest are to be paid at the occurrence of the following events: a) Any financing in excess of $25,000, b) A change of control of the board, c) The issuance of shares equal to or greater than 10% of the outstanding in any 12 month period or other securities in which upon conversion would equate to an issuance in excess of 10% of the outstanding, d) The occurrence of any business combination transaction.

On December 31, 2010, Mr. Leo has agreed to retroactively reduce the interest rate of all promissory notes due to him to 4% and to extend the due dates of all notes to March 31, 2011. Mr. Leo also agreed to forgo accrued salaries of $31,459.50 owed to him in exchange for issuance of 699,679 shares of common stock. On December 31, 2010, Brian Zucker agreed to forego accrued salaries of $31,459.50 owed to him.

Pursuant to the Purchase Agreement, Me. Leo agreed to transfer to ARG all of the above described promissory notes held by him for a payment of $100,000. Immediately following the Closing, and pursuant to the Purchase Agreement, the Purchaser has agreed to cause the Company consummate the Reverse Merger Transaction, in which the Company is to issue 20,000,000 shares of Common Stock to the stockholders of the Purchaser.  The Company’s total outstanding shares of Common Stock immediately after the consummation of Reverse Merger Transaction will be 20,801,603.

Other than the above transactions or as otherwise set forth in this Information Statement or in any reports filed by the Company with the SEC, there have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-K. The Company is currently not a subsidiary of any company.

The Company’s Board conducts an appropriate review of and oversees all related party transactions on a continuing basis and reviews potential conflict of interest situations where appropriate.  The Board has not adopted formal standards to apply when it reviews, approves or ratifies any related party transaction.  However, the Board believes that the related party transactions are fair and reasonable to the Company and on terms comparable to those reasonably expected to be agreed to with independent third parties for the same goods and/or services at the time they are authorized by the Board.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business.  However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.  We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse affect on our business, financial condition or operating results.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E, Washington, D.C. 20549.  You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference rooms.  Copies of our SEC filings are also available to the public from the SEC’s web site at.

SIGNATURE

In accordance with Section 14(f) of the Exchange Act, the Registrant has caused this Information Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Resource Acquisition Group, Inc.

By: /s/ John C. Leo
Name:  John C. Leo
Title:    Chief Executive Officer

Dated:  February 9, 2011